CELLECTAR BIOSCIENCES, INC.

100 Campus Drive

Florham Park, New Jersey 07932

August 18, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Alan Campbell

Re:	Cellectar Biosciences, Inc.
Registration Statement on Form S-3
File No. 333-244362 Acceleration Request Requested Date: Thursday, August 20, 2020 Requested Time: 4:15 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Cellectar Biosciences, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (Registration No. 333-244362) be accelerated so that the Registration Statement will become effective at 4:15 p.m. on August 20, 2020, or as soon as practicable thereafter, or at such later time as the Company or its legal counsel may orally request via telephone call to the staff. The Company hereby authorizes Gregory J. Lynch of Michael Best & Friedrich LLP to make such request on its behalf.

The cooperation of the staff in meeting our request is very much appreciated. If you have any questions or comments, please contact Gregory J. Lynch of Michael Best & Friedrich LLP at (608) 283-2240 or gjlynch@michaelbest.com or Joshua B. Erekson of Michael Best & Friedrich LLP at (801) 833-0505 or jberekson@michaelbest.com. Thank you for your assistance with these matters.

Very truly yours,

CELLECTAR BIOSCIENCES, INC.

By:	/s/ Dov Elefant
Dov Elefant, Vice President and Chief Financial Officer

cc:	James V. Caruso Gregory J. Lynch Joshua B. Erekson